Mail Stop 3010

September 29, 2009

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States Natural Gas Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

      Re: **United States Natural Gas Fund, L.P.**
               Form 10-K for the year ended 12/31/2008
               Filed on 3/2/2009
               File No. 001-33096

Dear Mr. Howard Mah:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business

1.   We note your disclosure in the risk factor on page 53 relating to intellectual property rights that you have a patent pending and that you are registering trademarks. In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

What is USNG?, page 1

2.   We note your disclosure under this subheading that your investment objective is to have the changes in your NAV reflect the changes in the price of futures contracts for natural gas traded on the NYMEX; however, your disclosure under the *How Does USNG Operate* subheading indicates that your General Partner may also invest in crude oil, heating oil, gasoline, and other petroleum-based crude fuels traded on NYMEX. Please tell us how investments in "Other Natural Gas-Related Investments" satisfies your stated objective to reflect the price of natural gas. Provide similar clarification in your future filings.

How Does USNG Operate, page 2

3.   We note the disclosure on page 5, which states that your portfolio composition is disclosed daily on your website. In future filings, please disclose your portfolio composition as of the last day of the fiscal year.

Compensation to the General Partner and Other Compensation … page 23

4.   Please describe to us the expenses included in the line item "Other Amounts Paid." Provide similar clarification, as applicable, in your future filings.

Composite Performance Data for USNG, page 24

5.   Please tell us how you calculated the rates of return and confirm that you will provide a similar explanation in future filings to clarify the rate of return disclosure.

Prior Performance of the Related Public Funds, page 24

6.   Please tell us why you have included this disclosure. It is not clear why information about the General Partner's other funds is relevant to disclosure in your annual report.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 58

7.   We note the disclosure stating the number of baskets redeemed during the fiscal year. Please tell us the number of baskets created during the year and include similar disclosure in future filings.

Item 7. Management's Discussion and Analysis

Tracking USNG's Benchmark, page 63

8.   We note your disclosure on page 65 that actual total return exceeded the benchmark in 2007 and 2008 and that the reason for this can be attributed to the impact of interest earned on cash and cash equivalent holding. Please tell us whether expenses that were waived or covered by the General Partner are taken into account when determining the total return percentage. If so, please clarify this in future filings. If not, please include disclosure regarding these contributions and their impact on your total return in future filings and quantify their impact, if material.

Financial Statements and Notes

General

9.   We note that you present and your accountant has opined on the statements of operations, changes' in partners' capital and cash flows for the period April 18, 2007 (commencement of operations) through December 31, 2007 and the period from September 11, 2006 (inception) through December 31, 2006.   It is unclear of why the period January 1, 2007 through April 17, 2007 was neither opined upon nor presented. Please tell us your basis in GAAP to support this presentation.

Note 4 – Contracts and Agreements, page 88

10.   Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

Item 11. Executive Compensation

Director Compensation, page 97

11.   Please add appropriate narrative disclosure to explain the variance in the fees paid
        to your directors. Refer to Item 402(k)(3) of Regulation S-K. Provide this
        information in your response and confirm that you will include such disclosure in
        your future filings.

Exhibits

12.   We note that you have incorporated by reference the forms of various agreements
        rather than executed agreements. Please tell us why you have not filed executed
        copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item
        601 of Regulation S-K.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551 - 3473 or Karen Garnett at (202) 551 – 3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant